UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated December 4, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 3 December 2013 entitled ‘VODAFONE APPOINTS VAL GOODING AS A NON-EXECUTIVE DIRECTOR’

3 December 2013

VODAFONE APPOINTS VAL GOODING AS A NON-EXECUTIVE DIRECTOR

Vodafone Group Plc (“Vodafone”) today announced the appointment of Val Gooding as a Non-Executive Director with effect from 1 February 2014.

Val Gooding is Non-Executive Chairman of Premier Farnell plc – a global leader in high service distribution of technology products and solutions. She is lead non-executive director at the Home Office, a non-executive director of the Lawn Tennis Association and a Trustee of Historic Royal Palaces.

Val Gooding has formerly held a number of senior operational and strategic roles in businesses with a reputation for high levels of customer service. Val was CEO of BUPA during a ten year period of strong growth and global expansion and held several senior roles at British Airways, serving latterly as Director for Asia Pacific.

She has been a non-executive director of Standard Chartered Bank plc, the BBC, J. Sainsbury plc, Compass Group plc, BAA plc and Cable and Wireless Communications plc. Val was also a member of the Council of Warwick University, Chairman of the Advisory Board of the Warwick Business School, and a Board member of both the Confederation of British Industry and Association of British Insurers.

Val Gooding was awarded the CBE for services to business in the 2002 New Year’s Honours list.

Vodafone Group Chairman Gerard Kleisterlee said: “Val is a seasoned, well-respected non-executive director and has a wealth of global business experience. I am delighted to welcome her to the Vodafone Board.”

-ends-

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 411 million customers in its controlled and jointly controlled markets as of 30 September 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 4, 2013	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary